02043324

P.E.
7/1/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 18 2002
WASH. D.C. 165

For the month of JULY, 2002

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUKE THOMAS
(Registrant)

Date 16 JULY 2002

By Luke Thomas
(Signature) *

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL P

H:\MBalch\Precedents\Statutory - US\Form 6K cover manual Luke Thomas.doc

SPIRENT
Inspired innovation

Ref: 10.6.2

16 July 2002

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street NW
Washington DC 20549
UNITED STATES OF AMERICA

Ladies and Gentlemen,

SPIRENT PLC - REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pursuant to the above, please find enclosed under cover of Form 6K (one manually signed and seven conformed copies) a copy of the document(s) listed below, which constitute information that the Company has recently filed or become required to file with the London Stock Exchange and the New York Stock Exchange:

- **Announcement 16 July 2002:**
  Spirent plc – NOTIFICATION OF DEEMED INTERESTS BY DIRECTORS

If you should have any questions or comments, please do not hesitate to contact me at the telephone number shown below.

Yours sincerely

Luke Thomas
Deputy Company Secretary
Tel: 01293 767 658

cc. Brian Heston, Bank of New York
New York Stock Exchange

H\SConway-Lusted\Precedents\Statutory - US\SEC covering letter.doc